Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for BMP Holdings Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 168,000 shares of common stock of BMP Holdings Inc. of our Audit Report dated April 30, 2015 with respect to the financial statements of Buddhi Mat LLC (“BM LLC”) as of December 31, 2014 and 2013 and for the years then ended. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA
Califon, New Jersey
June 27, 2015